UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

ADVANCED OXYGEN TECHNOLOGIES, INC.

(Name of Issuer)

COMMON

(Title of Class of Securities)

00754B 10 3

(CUSIP Number)

Hennistone Projects Ltd., 2. Eastglade, Northwood, Middlesex,

HA6 3LD, United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 07, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box.  ☐

Check the following box if a fee is being paid with the statement. ☐ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:   Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00754B 10 3

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Hennistone Projects Ltd., 2. Eastglade, Northwood, Middlesex, HA6 3LD, United Kingdom

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 11,760,000 Shares 8. Shared Voting Power 9. Sole Dispositive Power 0 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,760,000 Shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 25.0%

14.	Type of Reporting Person* CO

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 00754B 10 3

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Hennistone Projects Ltd., 2. Eastglade, Northwood, Middlesex, HA6 3LD, United Kingdom

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 11,760,000 Shares 8. Shared Voting Power 9. Sole Dispositive Power 0 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,760,000 Shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 25.0%

14.	Type of Reporting Person* CO

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

ITEM 1.    SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.01, of Advanced Oxygen Technologies, Inc.(AOXY). The principal executive offices are located at the following address: C/O Crossfield, Inc. 133 W 13th Street, #5, New York, NY 10011.

ITEM 2.    IDENTITY AND BACKGROUND

This Statement is filed by Hennistone Projects Ltd., (the Reporting Person “HENNISTONE”).

HENNISTONE is a UK corporation, and has its principal place of business and corporate office located at 2 Eastglade, Northwood, Middlesex, HA6 3LD, United Kingdom. The principal business of HENNISTONE is investment in corporate securities and business and software development projects. The Director of HENNISTONE is Mr. Ben Weiner. Mr. Weiner is a UK citizen whose primary occupation is as a Business Consultant. The secretary of HENNISTONE is Mr. Dan Sommer. Mr. Sommer is a Danish citizen, whose primary occupation is as a Business Consultant and educator.

During the past five years, HENNISTONE officer and directors have not been convicted in a criminal proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

11,760,000 shares of common stock of AOXY was acquired on March 07, 2003 by HENNISTONE from AOXY, Inc. for the transfer of 105 shares representing 85% of the share capital in the company Ip Service ApS (A Danish Coporation).

No part of the purchase price was represented by funds borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

ITEM 4.    PURPOSE OF TRANSACTION.

HENNISTONE had acquired the securities for investment purposes, and subsequent to the date hereof may acquire and/or sell additional shares of Preferred, Common Stock and/or Warrants directly or indirectly in open-market or privately negotiated transactions, depending upon its valuation of the performance and prospects of the Company, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

There are no specific plans at the present time that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D. In the normal course of business, there may be in the future an acquisition, merger, purchase or sale that would change the above conditions. The Reporting Corporation/Persons reserve the right to buy or sell securities of AOXY from time to time in open market or private transactions.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a)  As of the date hereof, the aggregate number of shares of Common Stock owned beneficially by HENNISTONE is 11,760,000 shares which constitutes approximately 25.0% of the issued and outstanding shares of Common Stock of the Company.

The foregoing calculation of percentage ownership is based upon information as to the issued and outstanding shares of Common Stock of the Company as of March 07, 2003. Except for the Securities, insofar as is known to HENNISTONE, none of the persons named or referred to in response to Item 2 hereof owns any shares of Preferred, Common Stock or Warrants.

(b)  HENNISTONE has had voting, investment and disposition power as to the Securities. Except for the Securities, insofar as is known to HENNISTONE, none of the persons named or referred to in response to Item 2 hereof owns any shares of Preferred, Common Stock or Warrants.

Mr. Dan Sommer and has the power to vote and power to dispose of the shares of AOXY listed. They may be deemed to be an indirect beneficial owner of the stock indicated by virtue of the relationships described. Mr. Sommer hereby disclaims that he has any beneficial ownership in the stock owned, directly or indirectly.

(c)  Not Applicable.

(d)  Not Applicable.

(e)  HENNISTONE has been a beneficial owner of more than 5% since March 07, 2003.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

Except to the extent described in Items 2 and 5, none of the corporations/persons identified in Items 2 and 5 is a party to any contract, arrangement, understanding or relationship with respect to any securities of AOXY.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 99 — Stock Acquisition Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ DAN SOMMER
Hennistone Projects Ltd. Name/Title: Mr. Dan Sommer, Corporation Secretary

Dated: March 07, 2003

Hennistone Projects.